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CONFIDENTIAL
June 27, 2019 Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Re:	ADC Therapeutics SA Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of ADC Therapeutics SA, a corporation organized under the laws of Switzerland (the “Company”), we are submitting to the staff of the Securities and Exchange Commission for its confidential review the Company’s draft Registration Statement on Form F-1 relating to a proposed offering in the United States of the Company’s common shares.
If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4135 or Yasin Keshvargar at (212) 450-4839.

Sincerely,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosures

CC:	Christopher Martin, Chief Executive Officer Michael Forer, Chief Financial Officer Dominique Graz, General Counsel ADC Therapeutics SA Yasin Keshvargar Davis Polk & Wardwell LLP